

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2015

<u>Via E-Mail</u>
Ms. Kathleen L. Quirk
Chief Financial Officer
Freeport-McMoran Inc.
333 North Central Avenue
Phoenix, AZ 85004

> **Re:** **Freeport-McMoran Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-11307-01**

Dear Ms. Quirk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2014</u>

<u>Financial Statements and Supplementary Data, page 128</u>
<u>Notes to Consolidated Financial Statements, page 137</u>
<u>Note 2. Dispositions and Acquisitions, page 143</u>

1. We note your disclosures on page 144 related to the disposal of your Eagle Ford shale operations. Please disclose in future filings, the pre-tax profit or loss of this component for the period in which it was disposed and for all prior periods that are presented in the statement of operations to comply with ASC 360-10-50-3A(a) or tell us why you believe this guidance does not apply to you. Please provide your proposed disclosures in your response.

Note 21. Supplementary Oil and Gas Information (Unaudited), page 202

Proved Oil and Natural Gas Reserve Information, page 203

2.   We note your reference to "generally accepted engineering and evaluation principles." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted engineering and evaluation principles." Please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles and refer us to a compilation of these principles. Alternatively, please confirm that you will not refer to "generally accepted engineering and evaluation principles" in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa, Accounting Branch Chief at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining